# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tucows Inc., CIK 0000909494
CUSIP: 898697206
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 96 Mowat Avenue, Toronto, Ontario Canada (A6), M6K 3M1
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002054638

## Reporting persons
- Monega Kapitalanlagegesellschaft mbH: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 601,155; shared voting power 0; sole dispositive power 601,155; shared dispositive power 0; aggregate amount beneficially owned 601,155 (5.4% of the class)
  Comment: Limited liability company
- Compound Interest: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 145,100; shared voting power 0; sole dispositive power 145,100; shared dispositive power 0; aggregate amount beneficially owned 145,100 (1.3% of the class)
  Comment: Undertaking for collective investment
- Partners Fund: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 230,000; shared voting power 0; sole dispositive power 230,000; shared dispositive power 0; aggregate amount beneficially owned 230,000 (2.1% of the class)
  Comment: Undertaking for collective investment
- Rubicon Stockpicker Fund: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 51,050; shared voting power 0; sole dispositive power 51,050; shared dispositive power 0; aggregate amount beneficially owned 51,050 (0.5% of the class)
  Comment: Undertaking for collective investment
- Truffle: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 175,005; shared voting power 0; sole dispositive power 175,005; shared dispositive power 0; aggregate amount beneficially owned 175,005 (1.6% of the class)
  Comment: Undertaking for collective investment
- Bernhard Funger: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 601,155; shared voting power 0; sole dispositive power 601,155; shared dispositive power 0; aggregate amount beneficially owned 601,155 (5.4% of the class)
- Christian Finke: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 601,155; shared voting power 0; sole dispositive power 601,155; shared dispositive power 0; aggregate amount beneficially owned 601,155 (5.4% of the class)
- Finn Thullen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 601,155; shared voting power 0; sole dispositive power 601,155; shared dispositive power 0; aggregate amount beneficially owned 601,155 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Tucows Inc.
Address of issuer's principal executive offices: 96 Mowat Avenue, Toronto, A6 M6K 3M1

## Item 2. Person Filing
Name of person filing: This Schedule 13G (this "Statement") is being filed by: (1) Monega Kapitalanlagegesellschaft mbH ("Monega"); (2) Compound Interest; (3) Partners Fund; (4) Rubicon Stockpickers Fund; (5) Truffle (together with Compound Interest, Partners Fund and Rubicon Stockpickers Fund, the "Funds"); (6) Bernhard Funger; (7) Christian Finke; and (8) Finn Thullen (all of the foregoing, collectively, the "Reporting Persons"). The Funds directly beneficially own the shares of Common Stock reported herein. Each of the Funds is an undertaking for collective investment. Monega is the manager of the Funds. Monega's management board consists of Bernhard Funger and Christian Finke. The portfolio manager for the Funds is Finn Thullen. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is Stolkgasse 25-45, 50667 Koln, Germany.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Monega is a capital investment company. Each of the Funds is an undertaking for collective investment. Monega and each of the Funds is registered with Bundesanstalt fur Finanzdienstleistungsaufsicht (government authority) under Kapitalanlagegesetzbuch (KAGB) (regulatory scheme).

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on the Event Date of this Schedule 13G.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on 11,032,586 shares of the Issuer's Common Stock outstanding as of March 10, 2025, as disclosed in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 13, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment managers and investment companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 1 - Joint Filing Agreement.

## Signatures
- Monega Kapitalanlagegesellschaft mbH: /s/ Bernhard Funger, Bernhard Funger / Authorized Signatory (05/15/2025)
- Monega Kapitalanlagegesellschaft mbH: /s/ Christian Finke, Christian Finke / Authorized Signatory (05/15/2025)
- Compound Interest: /s/ Bernhard Funger, Bernhard Funger / Authorized Signatory (05/15/2025)
- Compound Interest: /s/ Christian Finke, Christian Finke / Authorized Signatory (05/15/2025)
- Partners Fund: /s/ Bernhard Funger, Bernhard Funger / Authorized Signatory (05/15/2025)
- Partners Fund: /s/ Christian Finke, Christian Finke / Authorized Signatory (05/15/2025)
- Rubicon Stockpicker Fund: /s/ Bernhard Funger, Bernhard Funger / Authorized Signatory (05/15/2025)
- Rubicon Stockpicker Fund: /s/ Christian Finke, Christian Finke / Authorized Signatory (05/15/2025)
- Truffle: /s/ Bernhard Funger, Bernhard Funger / Authorized Signatory (05/15/2025)
- Truffle: /s/ Christian Finke, Christian Finke / Authorized Signatory (05/15/2025)
- Bernhard Funger: /s/ Bernhard Funger, N/A (05/15/2025)
- Christian Finke: Christian Finke, N/A (05/15/2025)
- Finn Thullen: /s/ Finn Thullen, N/A (05/15/2025)